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                             October 5, 2023

       Jeffrey Holman
       Chief Executive Officer
       Healthy Choice Wellness Corp.
       3800 North 28th Way
       Hollywood, FL 33020

                                                        Re: Healthy Choice
Wellness Corp.
                                                            Registration
Statement on Form S-1
                                                            Filed September 8,
2023
                                                            File No. 333-274435

       Dear Jeffrey Holman:

                                                        We have reviewed your
registration statement and have the following comments.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

       Form S-1 Filed September 8, 2023

       Prospectus Cover Page, page ii

   1. We note disclosure that you expect the offering price per share to be $10.00. Please revise for consistency and
accuracy. If you are not fixing the offering price, please revise your offering statement to
provide a price range per Rule 253(b). If you are fixing the offering price, please revise
your offering statement to clarify that $10.00 is not the expected per share offering price
but is the per share offering price.
       Capitalization, page 31

   2. Please revise your capitalization table to include a column for pro forma prior to the IPO.
                                                        Please only give effect
to the issuance and distribution of common stock in the spin-off transaction and
issuance of Series A Convertible Preferred Stock in the pro forma column.
 Jeffrey Holman
FirstName   LastNameJeffrey Holman
Healthy Choice   Wellness Corp.
Comapany
October     NameHealthy Choice Wellness Corp.
         5, 2023
October
Page  2 5, 2023 Page 2
FirstName LastName
Dilution, page 32

3. Please tell us your calculation of the $9 million historical net tangible book value as of
         June 30, 2023. In addition, tell us why the shares outstanding after the offering of
         9,400,000 differ from the 8,475,000 presented in the capitalization table.
Unaudited Pro Forma Condensed Combined Carve-Out Financial Information, page 36

4. Please present the pro forma condensed combined carve-out balance sheet as of the end of the most recent period and pro forma condensed combined carve-out statements of operations for the most recent interim period presented in your filing. Refer to Rules 11-
         02(c)(1) and (c)(2)(i) of Regulation S-X.
5. We reissue comment 4. Please revise your pro forma financial information introductory paragraph to describe all transactions reflected in the pro forma financial statements, including the issuance and distribution of common shares in the spin-off transaction, the issuance of 13,250 shares of Series A Convertible Preferred Stock, and $1 million investment from HCMC. Refer to Rule 11-02(a)(2) of Regulation S-X.
6. We note your response to comment 6. Please revise your pro forma condensed combined carve-out balance sheet to reflect your new capital structure post spin-off transaction.
         Please also present earnings per share information in your pro forma condensed combined carve-out statements of operations.
Non-GAAP Financial Measures, page 44

7. Please revise your reconciliation of adjusted EBITDA to begin with net loss, the most directly comparable GAAP financial measure. Refer to Question 103.02 of the Non-
         GAAP Financial Measures Compliance and Disclosure Interpretations. General

8.       We note your response to comment 7. Please provide us with your significance
         calculations for Mothers Earth   s Storehouse and Green   s Natural
Foods, Inc. acquisitions
         in accordance with Rule 3-05(b) of Regulation S-X.
9. We are still considering your response to comments 1 and 2 in your April 7, 2023 response letter, and we may have additional comments. As a related matter, please tell us whether you have previously discussed with NYSE whether the spin off will comply with the listing standards, and, if so, provide the name of the representative with whom discussions were had.
10. We note that you have revised your filing and it appears that you are now conducting two concurrent offerings. Before you file your next amendment, please address the following with respect to these transactions:
             Disclose the relationship between the spin-off and your primary offering, including the timing and reason of each transaction.
 Jeffrey Holman
Healthy Choice Wellness Corp.
October 5, 2023
Page 3
                To the extent you intend for the offerings to close concurrently, please provide us with your legal analysis as to your ability to register the primary offering prior to completion of the spin-off.
                Disclose the reason and legal analysis as to your ability to register both transactions in this registration statement.
11. We note your response to comment 1 that pursuant to the Securities Purchase Agreement you will issue Series E Preferred Stock and Series A Preferred Stock. It also appears that upon consummation of the spin-off you will have outstanding shares of Class A common stock and Class B common stock. Please revise your risk factors, cover page and the section entitled Description of HCWC's Capital Stock, to discuss the nature of any disparate voting rights, including the number of votes per share in the prospectus summary and risk factor sections. Please also discuss the risks posed by such capital structure, including but not limited to, risks relating to the potential effects on the price of your common stock, if any.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Suying Li at 202-551-3335 or Joel Parker at 202-551-3651 if you have questions regarding comments on the financial statements and related matters. Please contact
Scott Anderegg at 202-551-3342 or Jennifer L pez Molina at 202-551-3792 with any other questions.



FirstName LastNameJeffrey Holman                                  Sincerely,
Comapany NameHealthy Choice Wellness Corp.
                                                                  Division of
Corporation Finance
October 5, 2023 Page 3                                            Office of
Trade & Services
FirstName LastName